UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Halstedt, Stephen C.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Verio, Inc.
   VRIO
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |5/15/9|C   | |(2)               |A  |(2)        |(1)                |I     |(1)                        |
                           |8     |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Series A Convertible P|        |5/15/|C   | |(2)        |D  |     |     |Common Stock|(2)    |-      |0           |I  |(1)         |
referred Stock        |        |98   |    | |           |   |     |     |            |       |       |            |   |            |
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Series B Convertible P|        |5/15/|C   | |(2)        |D  |     |     |Common Stock|(2)    |-      |0           |I  |(1)         |
referred Stock        |        |98   |    | |           |   |     |     |            |       |       |            |   |            |
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Series C Convertible P|        |5/15/|C   | |(2)        |D  |     |     |Common Stock|(2)    |-      |0           |I  |(1)         |
referred Stock        |        |98   |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The Reporting Person is one of the five general partners of Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), which in turn is the sole general partner of Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"). Fund V is the direct beneficial owner of
2,302,303 shares of common stock. By virtue of the relationships described above, Holdings V may be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund V; however, the Reporting Person disclaims any other beneficial ownership of such securities.
Holdings V is also the sole general partner of Centennial Entrepreneurs Fund V, L.P. ("Entrepreneurs V"), and may be deemed to control
Entrepreneurs V and possess indirect beneficial ownership of the 71,205 shares of the Issuer's common stock held by Entrepreneurs V.
By virtue of the relationships described above and his roles with Fund V and Holdings V, the Reporting Person may be deemed to control Holdings V,
Fund V and Entrepreneurs V and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund V and Entrepreneurs
V. However, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer securities directly beneficially held by Fund V or Entrepreneurs V, and, as a result, the Reporting Person disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund V and Entrepreneurs V, except to the extent of the Reporting Person's indirect pecuniary interest in Fund V and Entrepreneurs V.
The Reporting Person is also one of the five general partners of Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), which is, in turn, the sole general partner of Centennial Fund IV, L.P., a Delaware limited partnership ("Fund IV"). Fund IV holds 2,159,105 shares of the Issuer's
common stock.   By virtue of the relationships described above and his roles with Fund IV and Holdings IV, the Reporting Person may be deemed to control Fund IV and Holdings IV, and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund IV. However, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer securities directly beneficially held by Fund IV, and, as a result, the Reporting Person disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund IV, except to the extent of the Reporting Person's indirect pecuniary interest in Fund
IV.
The Reporting Person is also a unit holder of Centennial Holdings I, LLC ("Holdings LLC"), which holds 141,265 shares of the Issuer's common stock. Centennial Holdings, Inc. ("Holdings Inc.") is the sole managing member of the Holdings LLC. The Reporting Person is an officer and director of
Holdings Inc. By virtue of the relationships described above and his roles with Holdings LLC and Holdings Inc., the Reporting Person may be deemed to control the Issuer securities held by Holdings LLC. However, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer securities directly beneficially held by Holdings LLC, and, as a result, the Reporting Person disclaims beneficial ownership of the Issuer securities directly beneficially owned by Holdings LLC, except to the extent of the Reporting Person's indirect pecuniary interest in Holdings
LLC.
(2) Securities acquired upon automatic conversion of shares of the Issuer's Convertible Preferred Stock, on a share-for-share basis, for shares of the Issuer's common stock effective as of the closing of the Issuer's initial
public offering.    In such conversion, Fund V converted 1,627,983 shares
of the Issuer's Class B Convertible Preferred Stock and 674,320 shares of the Issuer's Class C Convertible Preferred Stock; Fund IV converted
1,543,210 shares of the Issuer's Class A Convertible Preferred Stock, 353,395 shares of the Issuer's Class B Convertible Preferred Stock, and 12,500
shares of the Issuer's Class C Convertible Preferred Stock; Entrepreneurs V converted 50,350 shares of the Issuer's Class B. Convertible Preferred
Stock and 20,855 shares of the Issuer's Class C Convertible Preferred Stock, and Holdings LLC converted 89,208 shares of the Issuer's Series A
Convertible Preferred Stock, 37,289 shares of the Issuer's Series B Convertible Preferred Stock and 316 shares of the Issuer's Series C Convertible
Preferred
Stock.
SIGNATURE OF REPORTING PERSON
/s/ Steven C. Halstedt
DATE
June 10, 1998